UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                DELTA INTERNATIONAL MINING AND EXPLORATION, INC.
                 (Name of Small Business Issuer in its Charter)



              NEVADA                                   86-0930439
  (State or other jurisdiction                     (I.R.S. Employer
of incorporation or organization)                 Identification No.)


                11649 e. Cortez drive, scottsdale arizona, 85259
                    (Address of principal executive offices)

                   Issuer's Telephone Number: (1-480-451-5456)

           Securities to be registered under Section 12(b) of the Act:
                                      NONE

           Securities to be registered under Section 12(g) of the Act:
                          COMMON STOCK, $.001 PAR VALUE
                                (Title of class)

                                     PART 1

ITEM 1.  DESCRIPTION OF BUSINESS

Corporate History

As used herein, the term "Company" refers to Delta International Mining and Exploration, Inc., a corporation incorporated under the laws of Nevada on February 25, 1998 under the name Behmen Group, Ltd. On May 18, 1999 the Company changed its name to Delta International Mining and Exploring, Inc. by filing of its Certificate of Amendment of Articles of Incorporation. On June 30, 1999 the Company changed its name to Delta International Mining and Exploration, Inc. by filing of its Certificate of Amendment of Articles of Incorporation. The Company is engaged in the exploration and development of precious mineral resource properties through subsidiaries.

The Company has two wholly owned subsidiaries. These subsidiaries are Global Gold Inc. ("Global"), all of the shares of which are owned directly by the Company and Britt Minerals Inc. all of the shares of which are owned by the Company. Global in turn owns all of the shares of Global Gold Inc., S.A. ("Global S.A."). Global S.A. is in the business of exploring for diamonds and gold in Bolivia and Britt Minerals Inc. is in the business of exploring for diamonds in Montana.

On February 25, 1998, the Company completed a private placement of 2,996,000 shares of its Common Stock, at a price of $0.01 per share resulting in gross proceeds of $2,996. The proceeds were used for the incorporation and startup costs of the Company. On March 8, 1999, an aggregate of 2,450,000 shares of common stock were surrendered for cancellation pursuant to agreements in writing made the same date.

On April 14, 1999, the Company completed the purchase of all of the issued and outstanding shares of Global. The consideration was the issuance of 3,976,250 shares of Common Stock of the Company. The properties of Global S.A. are subject to a 2% gross overriding royalty in favour of Front Range Exploration Corp. on all diamonds produced from the properties in Bolivia. Subsequent to September 30, 1999, Front Range has also been issued 300,000 shares of Common Stock of the Company in consideration for locating properties in Bolivia for the Company.

On April 22, 1999 the Company completed a private placement of 65,000 shares of its Common Stock at a price of $0.60 per share for proceeds to the Company of $39,000 and issued 62,000 shares at a deemed price of $0.60 for services. On August 18, 1999, the Company completed a private placement of 15,000 shares of its Common Stock at a price of $1.00 per share for proceeds to the Company of $15,000. On September 30, 1999, the Company completed a private placement of 100,000 shares of its Common Stock at a price of $0.48 per share for proceeds to the Company of $48,000.

On October 15, 1999, the Company entered into an agreement for the purchase of all of the issued and outstanding shares of Britt Minerals, Inc. The purchase was completed on November 15, 1999. The consideration for the purchase was the issuance of 600,000 shares of Common Stock of the Company. The properties of Britt Minerals Inc. are subject to a 1.5% gross overriding royalty in favour of its original shareholders on all diamonds produced from the properties in Montana.

Mining Operations and Risks

The Company may conduct mining operations on its claims or leased properties, or enter into joint ventures with mining companies with greater resources, or sell the properties to other mining companies. Any mining to be done by the Company will require substantial investment, for which funds will be needed and obtained, possibly, by borrowing, or through public or private offering(s) of securities, either debt or equity.

The mining properties are exploration properties and do not have any proven mineral reserves. Should mineral reserves be discovered on the properties, it is anticipated that the minerals would be predominantly gold in the case of the Robert and Illimani Property and diamonds in the case of the Independencia and Montana properties. See Part I - Item 3. Description of Property below.

Exploration for and the development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that the Company's exploration activities will result in any discoveries of commercial bodies of ore or diamonds. The long term profitability of the Company's operations will be in part directly related to the cost and success, if any, of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources, and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantifies to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Exploration for natural resources involves many risks, which even a combination of experience, knowledge, and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incident to exploration, development, and production of resources, any of which could result in work stoppages, damage to persons or property, and possible environmental damage. Although the Company has or will obtain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable risks, or the Company might not elect to insure itself against such liabilities due to the high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

All phases of the Company's operations are subject to environmental regulation. Generally, environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

Although the Company has or intends to obtain title opinions for any concessions in which it has or will acquire a material interest, there is no guarantee that title to such concessions will not be challenged or impugned. In some countries, the system for recording title to the rights to explore, develop, and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. Also, in many countries claims have been made and new claims are being made by aboriginal peoples that call into question the rights granted by the governments of these countries.

The Company's revenues, if any, are expected to be in large part derived from the extraction and sale of diamonds and base and precious metals such as gold and silver. The price of those commodities has fluctuated particularly in recent years, and is affected by numerous factors beyond the Company's control including international, economic, and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of diamonds and base and precious metals, and therefore the economic viability of any of the Company's exploration projects, cannot accurately be predicted.

There are many individuals and companies that are engaged in the mining business. Some of which are very large, established mining companies with substantial capabilities and long earning records. The Company may be at a competitive disadvantage in acquiring mining properties or in purchasing, leasing, or obtaining mining equipment since it must compete with these individuals and companies, most of which have greater financial resources and larger technical staffs than the Company. There can be no assurance that the Company will be successful in prospecting for or acquiring additional mining claims or leases, or in arranging for their exploration or development.

Water is essential in all phases of the exploration and development of mineral properties and the milling of any ore obtained as a result. Water is available in sufficient quantities on the properties of the Company and management does not expect that water supply will present any significant difficulties.


ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Since inception, the Company's capital resources have been limited. The Company does not have any current liabilities; however it will have to raise additional funding for its operations over the next twelve months. The Company has had to rely upon the sale of equity securities and for shareholders loans for cash required to fund the administration and operations of the Company. For the period from its inception to September 30, 1999, the Company has raised $1,455,622 from the sale of its Common Stock and the shares of its subsidiaries. Since the Company does not expect to generate any revenues in the near future, it will have to continue to rely upon sales of equity and debt securities to raise capital. It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.

Other than as described under "Properties of the Company", the Company does not have any interest in any properties. The operations of the Company to date have been the operations of Global and Global S.A. On October 15, 1999, the Company entered into an agreement in writing to acquire all the shares of Britt Minerals, Inc.

and the activities of Britt Minerals, Inc. have not been included in the operations of the Company to date.

The Company through Global S.A. owns two (2) exploration dredges, along with related equipment including four (4) boats / motors, two (2) welders and welding equipment, tools, suction pipe, radio system, spare parts and miscellaneous equipment. The cost of the dredging equipment was $294,000.

The Company has granted options to purchase 475,000 shares of common stock to its officers at a price of $0.10 per share. The options vested immediately and have no expiration date. As of the fiscal year ended September 30, 1999, the Company had not adopted a formal stock option plan for its directors, officers and employees. The Company intends to adopt in the future a standard stock option plan whereby directors, officers and employees of the Company will be entitled to subscribe for up to 10% of the issued and outstanding shares of the Company at prices to be fixed at the time of grant.

The Company's fiscal year end is September 30. The following is a summary of certain selected audited financial information for the period from its date of incorporation on February 25, 1998 to September 30, 1998 and audited for the fiscal year ended September 30, 1999. Reference should be made to the financial statements attached to this registration statement to put the following summary in context. All dollar figures referred to in this section relating to the Company are listed in US dollars unless otherwise noted.

---------------------------------------- -------------------------------------- --------------------------------------
                                                                                  Inception (February 25, 1998) to
                                             Year ended September 30, 1999          Year ended September 30, 1998
                                                        Audited                                Audited
---------------------------------------- -------------------------------------- --------------------------------------
Revenues                                                      --                                     --
---------------------------------------- -------------------------------------- --------------------------------------
(Loss) from continuing operations                     $ (320,122)                            $ (743,743)
---------------------------------------- -------------------------------------- --------------------------------------
(Loss) per common share                               $    (0.01)                            $    (0.20)
---------------------------------------- -------------------------------------- --------------------------------------
Working capital (deficiency)                          $ (140,798)                            $ (260,811)
---------------------------------------- -------------------------------------- --------------------------------------
Total assets                                          $  379,049                             $  310,563
---------------------------------------- -------------------------------------- --------------------------------------
Long-term obligations                                         --                                     --
---------------------------------------- -------------------------------------- --------------------------------------

Effective April 14, 1999, the Company completed the acquisition of all of the outstanding common shares of Global in exchange for the issuance of 3,976,250 shares of common stock of the Company. Consequently, the consolidated statements of loss and deficit and changes in cash flows reflect the results from operations and changes in financial position of Global, the legal subsidiary, for the year ended September 30, 1999 combined with those of the Company, the legal parent, from the date of acquisition on April 14, 1999, in accordance with generally accepted accounting principles for reverse acquisitions. In addition, the comparative figures are those of Global, the legal subsidiary. The operations of Britt Minerals, Inc. which consist mainly of staking and acquisition costs do not appear in the historical information about the Company since the acquisition of the shares of Britt Minerals, Inc. occurred after the Company's fiscal year end.

The Company plans to conduct a trenching program on the Illimani property at a cost of $11,000. The work program on the Independencia property consisting of ground magnetics, detailed geologic mapping and rock sampling is expected to cost $35,000. The estimated budget for the year 2000 for the Montana properties is $452,790. The Company does not presently have the funds available for any of its proposed work programs and will have to raise additional funds by way of debt or equity in order to finance same. It does not have any arrangements for such funding at present. See Part I - Item 3. Description of Property, below, for more detail on the proposed work programs of the Company.

As of January 31, 2000, the Company had $10,000 cash on hand which will only be sufficient to meet nominal expenses for the next three months. The Company will have to raise additional funds by way of debt or equity in order to finance its administrative expenses for the next 12 months. The Company estimates that in the event it is able to raise funds for its proposed work programs that it will expend approximately $200,000 on exploration and associated costs over the next 12 months. In the event it is unable to raise the level of funding required to complete the full proposed work programs, it will operate on a reduced level as funding is raised.

The Company's operations are conducted by its executive officers, Gary Boyd and Robert Mathews. The Company does not intend to hire any more full-time employees over the next 12 months. Subject to the availability of funds the Company will hire additional employees and consultants on a part-time basis in order to carry out its proposed work programs. The Company does not intend to make any purchases of plant or equipment over the next 12 months.


ITEM 3.  DESCRIPTION OF PROPERTies

Mineral Properties of Global S.A.

Since November 16, 1996, Global's subsidiary, Global S.A., has conducted gold exploration on its gold operation on the Madre de Dios River ("River") near Sena, Bolivia. The River is a substantial tributary in the Amazon River drainage basin. In this operation two dredges have been used for exploration. Global S.A. does not have any property interest in the River but it has obtained a permit from the Bolivian government for its dredging operations.

Illimani Property

Global S.A. owns a 100% interest in the Charles concessions (the "Illimani Property") located approximately 65 kilometeres by gravel road east of La Paz, Bolivia. The concessions are located in the high alpine at an elevation of 4,000 metres.

History and Previous Work

The Illimani area has a history of mining. Mining activity in the region of Illimani predates the Spanish Conquistadors. Streambeds have been artisanaly mined for alluvial gold for centuries. Two kilometres to the east of the property is the Balsa Negra gold tungsten mine, circa 1920. Another three kilometres further east along the

Main Andean Thrust Fault is the Olla de Oro Gold Mine, circa 1900. Four kilometres south across the Khanuma valley are a number of gold and tin mines. The Illimani Property has had previous geological reconnaisance performed on it. Global S.A. started a systematic exploration program of geological traverses, mapping and soil grids in November 1997.

Proposed Work Program

The Company plans to build a tent camp on the property and use local labor to trench the northern anticline. Limited hand trenching should determine if the location would warrant the expensive road construction for further mechanized trenching and drilling. Geological traverses will be made over the features on the property believed to be causing the geochemical anomalies. The results of the trenching program will determine whether a drill program is warranted. The cost of the trenching program is estimated to be $10,000, and the cost of the traverse is estimated to be $1,000. The work program will commence in the Fall of 2000.

Independencia Concessions

The Company owns a 100% interest in the Independencia Concessions encompassing an area of 3,275 hectares or 7,860 acres located approximately 100 kilometers directly south east of La Paz in the department of Cochabamaba. The Independencia Concessions consist of the Independencia II, V,VI, and VII concessions. Global S.A. plans a work program consisting of ground magnetics, detailed geologic mapping and rock sampling during the Fall of 2000, at a cost of $35,000 to test the concessions for kimberlite.

Robert Property

The Company owns a 100% interest in the Robert Property. The Robert Property is located 80 kilometres by paved highway south of La Paz, Bolivia. The property is 1550 hectares. The property is approximately 80% rocky outcrop or shallow soils.

Royalty Agreement

In consideration for the location of the above mineral properties in Bolivia, Global S.A. has entered in an agreement in writing dated April 19, 1999 with Front Range Exploration Corp. of the Turks and Caicos Islands for the grant of a gross overriding royalty of 2% of the value of all diamonds produced from the properties of Global S.A. located by Front Range Exploration Corp. In addition the Company has issued 300,000 shares of Common Stock to Front Range Exploration Corp.

Britt Minerals Inc.
Montana Diamond Exploration Properties

Pursuant to an agreement in writing dated October 15, 1999, Global has acquired all of the shares of Britt Minerals, Inc. Britt Minerals, Inc. is the registered owner of diamond exploration properties in Montana.

The consideration for the transfer was the issuance of 600,000 shares of Common Stock of the Company. Further, the Vendors shall receive a gross overriding royalty of 1.5% of the value of all diamonds produced from the properties.

The properties in which Britt Minerals, Inc. has an interest are the Bearmouth Lamproite Diamond Prospect, the Rattler Gulch Property, the Yellow Water Butte Property, the Three Buttes Property, Teigen Butte, McMurtry Creek, Laird Creek, Missouri River Breaks, Gold Butte claims, Homestead property and Gjerde Ranch Lease for a total of 11 properties covering approximately 11,329 acres.


Diamond Exploration

Primary diamond deposits are mined from either kimberlite or lamproite rock, which originate deep within the earth's crust. Diamonds exist at least 100km depth, within the earth's mantle, and are transported to the earth's surface by extremely rapid volcanic eruptions, which form rare kimberlite and lamproite pipes. Diamond exploration focuses on these pipes, which are subsequently tested for the presence of diamonds and diamond indicator minerals. Discovering kimberlites and lamproites are the first steps to finding diamond deposits.

The diamond exploration properties owned by Britt Minerals Inc. are spread out over 11 prospects in areas of kimberlites and lamproites. The areas are the Garnet Range, Missouri River Breaks, Porcupine Dome and Grassrange diatreme fields. Apart from these four (4) trends that have already been investigated, there are other trends to be evaluated in Montana. There have been diamonds found near one property the Company controls.


Work Programs

The exploration for diamonds in Montana is in its initial stages. The properties owned by the Company in Montana will require detailed field investigations and regional reconnaissance exploration is planned to locate additional kimberlite or lamproite pipes. Further the Company intends to carry out ground magnetic surveys, detailed geologic mapping, rock sampling and stream sediment sampling to evaluate the potential for diamonds within properties owned by the Company. Regional reconnaissance exploration will utilize an airborne geophysical survey. Landsat satellite image analysis, aerial photographic interpretation, stream sediment, geochemistry and follow-up field examinations. The estimated budget of the year 2000 will be $452,790, consisting of: outside services $94,400, regional reconnaissance exploration $164,750. Project evaluation and exploration $53,500, land costs $62,140 and miscellaneous costs $78,000.



ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of January 31, 2000, the outstanding Common Stock of the Company owned or of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than 5% of the Company's Common Stock, and the name and shareholdings of each Officer and Director and all Officers and Directors as a group.


  ---------------------------------------- ---------------------------------------------- ------------------------------
   Name and Address of Beneficial Owner       Number of Shares of Common Stock Owned       Percentage of Common Stock
                                                                                                      Owned
  ---------------------------------------- ---------------------------------------------- ------------------------------
  Gary L. Boyd
  11649 E. Cortez Drive                                   697,500 shares                             15.84%
  Scottsdale, AZ 85259                                 200,000 stock options
  ---------------------------------------- ---------------------------------------------- ------------------------------
  Robert E. Mathews
  242 Kings Road                                       275,000 stock options                         29.48%
  Lewisburg, KY 42256
                                                          1,395,000shares
                                           (beneficially owned together with Jack Wells)
  ---------------------------------------- ---------------------------------------------- ------------------------------
  W.C. McCaslin
  30501 Green Valley Road                                 697,500 shares                             12.31%
  Gravois Mills, MO 65037
  ---------------------------------------- ---------------------------------------------- ------------------------------
  Charles Wells
  2445 happy Hollow Road                                  675,000 shares                             11.91%
  Hopkinsville, KY 42240
  ---------------------------------------- ---------------------------------------------- ------------------------------
  Jack Wells
  991 West 1st Street                        65,000 shares and beneficial ownership of                1.14%
  Owensboro, KY 42301                              1,395,000 with Robert Mathews
  ---------------------------------------- ---------------------------------------------- ------------------------------

 (1) This table is based on 5,664,250 shares of Common Stock outstanding on January 31, 2000. If a person listed on this table has the right to obtain additional shares of Common Stock within sixty (60) days from January 31, 2000, the additional shares are deemed to be outstanding for the purpose of computing the percentage of class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.

(2) These individuals are the officers and directors of the Company and may be deemed to be "parents" of the Company as that term is defined in the rules and regulations promulgated under the federal securities laws.

(3) The above figures include options to purchase 475,000 shares of Common Stock. The Company has not yet adopted a formal Stock Option Plan.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the name, age, and position of each officer and director of the Company. No director of the Company has been a director or officer of a company registered under the 1934 Act. Further, no directors or officers, promoters or control persons of the Company have in the past five years been involved in any bankruptcy, criminal proceedings or securities infractions.


---------------------------------------- ----------------------------- -------------------------------------------------
NAME                                     AGE                           POSITION
---------------------------------------- ----------------------------- -------------------------------------------------
Gary L. Boyd                             52                            Co-chairman of Board of Directors, Director,
11649 E. Cortez Drive                                                  President and Secretary
Scottsdale, AZ 85259

Robert E. Mathews                        53                            Co-chairman of the Board of Directors,
242 Kings Road                                                         Director, Chief Financial Officer, Treasurer
Lewisburg, KY 42256


Peter C. Ellsworth                       38                            Director, Consulting Geologist
265 Benton Avenue
Missoula, MT 59801

All directors of the Company have served since April 7, 1999. The officers were elected on April 7, 1999, and will serve for one year or until their respective successors are elected and qualified.

The principal occupation and business experience during the last five years for each of the present directors or executive officers of the Issuer are as follows:

GARY L. BOYD - PRESIDENT, DIRECTOR, CO-CHAIRMAN OF THE BOARD

Mr. Boyd has been the President and Secretary of the Company since its inception. From 1992 to 1996 Mr. Boyd was employed by South American Mining & Minerals LLC, a company engaged in gold exploration, as the manager of gold recovery operations Venezuela and Bolivia. For the last three years, Mr. Boyd has been assessing mining properties for their eventual sale or transfer to the Company. From 1977 to 1992 Mr. Boyd was employed by Digital Equipment Corporation in various positions, such as District Personnel Manager, Regional Human Resource Manager, U.S. Area Employee Relations Manager. Mr. Boyd has a Bachelor of Arts Degree from Western Kentucky University.

ROBERT E. MATHEWS - CHIEF FINANCIAL OFFICER, TREASURER, DIRECTOR, CO-CHAIRMAN OF THE BOARD

From 1994 to 1996 Mr. Mathews of Owensboro, KY. was self-employed, working with Mr. Boyd in locating and acquiring properties in Bolivia for transfer or sale to the Company. From 1988 to 1995, Mr. Mathews was a stockbroker in Owensboro, KY. with Advest Inc., a regional brokerage firm. Prior to 1988, Mr. Mathews was an Account Executive with Merrill Lynch out of Owensboro, KY. Mr. Mathews has a Bachelor of Science in Business from Western Kentucky University.

PETER C. ELLSWORTH - DIRECTOR, CONSULTING GEOLOGIST

Mr. Ellsworth has 15 years of experience in exploration and mining for precious metals, base metals, industrial minerals and diamonds. Since 1992, Mr. Ellsworth has been based out of Missoula Montana as a consulting geologist dedicated to the mineral exploration industry, including work in the U.S., Mexico and South America. Some of the projects that Mr. Ellsworth has consulted on are the Echo Bay Mexico S.A. de C.V. gold exploration project in Baja California Sur, Mexico, Echo Bay Exploration Inc. diamond and gold exploration projects in Montana and Washington, base metal exploration in Idaho for Cominco American, establishing and managing gold and silver exploration programs in Mexico for MK Gold Co., and copper and gold project acquisition in Chile. Mr. Ellsworth holds a Bachelor of Science degree in Geology from Montana State University and a Master of Science degree in Economic Geology from the University of Montana.

ITEM 6.  EXECUTIVE COMPENSATION

Messrs. Boyd and Mathews have received compensation from the Company and its predecessor Global. That compensation has been $6,000 per month for the past 18 months for each if Messrs. Boyd and Mathews. The Company anticipates that it will pay to Gary L. Boyd as President, compensation of $6,000 per month during the current fiscal year, and to Robert E Mathews, Chief Financial Officer and Treasurer, the sum of $6,000 per month during the current fiscal year.

The following table sets forth information for all persons who have served as the chief executive officer of the Company since its inception in February, 1998:

                           Summary Compensation Table

                                                                          Long Term Compensation
                                                               -------------------------------- ------------
                                   Annual Compensation                     Awards                 Payouts
                            ---------------------------------- -------------------------------- ------------
                                      Other
                                                    Annual       Restrict        Securities
Name and                                          Compensation   ed Stock        Underlying        LTIP       All Other
Principal                    Salary ($)   Bonus       ($)        Award(s)         Options/      Payouts ($)  Compensation
Position            Year                   ($)                      ($)           SARs (#)                       ($)
----------------- --------- ------------- ------- ------------ -------------- ----------------- ------------ ------------
Gary L. Boyd,       1999      $72,000      -0-        -0-           -0-             -0-             -0-          -0-
President (1)
----------------- --------- ------------- ------- ------------ -------------- ----------------- ------------ ------------
                    1998      $36,000      -0-        -0-           -0-           200,000           -0-          -0-
----------------- --------- ------------- ------- ------------ -------------- ----------------- ------------ ------------

(1) Mr. Boyd has been the President of the Company since its incorporation in February 25, 1998.

Options Granted During the Most Recently Completed Fiscal Year

In February of 1998, the Company granted options to purchase 475,000 shares of common stock to its officers at a price of $0.10 per share. The options vested immediately and have no expiration date. As of the fiscal year ended September 30, 1999, the Company had not adopted a formal stock option plan for its directors, officers and employees. The Company intends to adopt in the future a standard stock option plan whereby directors, officers and employees of the Company will be entitled to subscribe for up to 10% of the issued and outstanding shares of the Company at prices to be fixed at the time of grant.

Plans and Other Compensation

No "Long Term Incentive Plan" has been instituted by the Company and none are proposed at this time. Accordingly, there is no LTIP Awards Table set out in this registration statement. The Company does not have a "Compensation Committee".

No pension plans or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Compensation

The Company anticipates it will pay to Gary Boyd, its president, and Robert Mathews, its Chief financial officer/treasurer each compensation of $6,000 per month during the current fiscal year. Further, Mr. Ellsworth will be compensated at industry standard rates for their professional services rendered to the Company and its subsidiaries

In addition to the foregoing, officers and directors are also entitled to the reimbursement of all reasonable business expenses.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company's subsidiary, Global, has acquired pursuant to the agreement dated October 15, 1999 the shares of Britt Minerals, Inc. from Garry Carlson, a former director, and Peter C. Ellsworth, a director. Pursuant to the Agreement, Messrs. Carlson and Ellsworth have each been issued 300,000 shares of Common Stock of the Company. In addition, Messrs. Carlson and Ellsworth will each receive a royalty of .75% (1.5% total) of the value of all diamonds produced from the properties of Britt Minerals Inc.

ITEM 8.  DESCRIPTION OF SECURITIES

The authorized share capital of the Company consists of 20,000,000 shares of Common Stock at $0.001 par value. The Company also has authorized the issuance of 5,000,000 shares of Preferred Stock US$0.001 par value. The Company does not have any other classes of shares issued or outstanding. As of January 31, 2000, the Company has a total of 5,664,250 shares of Common Stock issued and outstanding. and no shares of Preferred Stock issued and outstanding.

Common Stock

Holders of Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders except that cumulative voting in the election of directors is required Subject to preferences that may be applicable to the holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive such lawful dividends as may be declared by the Board of Directors. In the event of a liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, and subject to the rights of the holders of outstanding shares of Preferred Stock, if any, the holders of shares of Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its stockholders. The Common Stock has no preemptive, redemption, conversion or subscription rights. All outstanding shares of Common Stock are fully paid and non-assessable. The issuance of Common Stock or of rights to purchase Common Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of the Company

Preferred Stock

The Articles of Incorporation of the Company authorize the board of Directors to issue, by resolution, 1,000,000 shares of Preferred Stock, in classes, having such designations, preferences, rights and limitations and on such terms and conditions as the Board of Directors may from time to time determine, including the rights, if any, of the holders of such Preferred Stock with respect to voting, dividends, redemptions, liquidation and conversion. As of January 31, 2000, no classes of Preferred Stock have been designated and no shares have been issued.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's Common Stock is not quoted on any exchange or quotation system.

The Company's Common Stock is issued in registered form and the following information is taken from the records of Executive Registrar and Transfer Agency, Ltd., 3145 W. Lewis, Suite 2, Phoenix, AZ, 85009, the registrar and transfer agent for the Common Stock.

On September 30, 1999, the shareholders' list for the Company's Common Stock showed 54 registered shareholders and 4,764,250 shares of Common Stock outstanding.

On January 31, 2000 the shareholder's list for the Company's Common Stock showed 57 registered shareholders and 5,664,250 shares of Common Stock outstanding.

The Company has not paid dividends in the past and it does not expect to have the ability to pay dividends in the near future. If the Company generates earnings in the future, it expects that they will be retained to finance further growth and, when appropriate, retire debt. The Directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All of the Company's shares are entitled to an equal share in any dividends declared and paid.

ITEM 2.  LEGAL PROCEEDINGS

The officers and directors of the Company certify that to the best of their knowledge, neither the Company nor any of its officers and directors are parties to any legal proceeding or litigation. Further, the officers and directors know of no threatened or contemplated legal proceedings or litigation. None of the officers and directors has been convicted of a felony and none have been convicted of any criminal offense, felony or misdemeanor relating to securities or performance in corporate office. To the best knowledge of the officers and directors, no investigations of felonies, misfeasance in office or securities investigations are either pending or threatened at this time.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants on accounting and financial disclosure.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding the issuance and sales of securities of the Company, without registration, since its inception in February 1998. No such sales involved the use of an underwriter and no commissions were paid in connection with the sale of any securities.

(a) During the period from the date of formation of the Company on February 25, 1998 to September 30, 1998, the Company issued 2,996,000 shares of Common Stock at a price of $0.01 per share. This issuance was exempt from registration under
Section 144 of Regulation D of the Securities Act of 1933, as amended. On March 8, 1999, an aggregate of 2,450,000 shares of common stock were surrendered for cancellation pursuant to agreements in writing made the same date.


(b) During the period from October 1, 1998 to September 30, 1999 the Company issued 3,976,250 shares of Common Stock at a deemed price of $0.01 per share pursuant to the share exchange with the shareholders of Global. On April 22, 1999 the Company completed a private placement of 65,000 shares of its Common Stock at a price of $0.60 per share for proceeds to the Company of $39,000 and issued 62,000 shares at a deemed price of $0.60 for services. The Company also issued 15,000 shares of Common Stock at a deemed price of $1.00 per share by way of private placement. The Company also issued a total of 100,000 shares of Common Stock at a deemed price of $0.48 per share by way of private placement. These issuances were exempt from registration under Rule 144 of Regulation D of the Securities Act of 1933, as amended.

(a) During the period from October 1, 1999 to January 31, 2000, the Company issued 900,000 shares of Common Stock at a deemed price of $0.01 per share for property acquisitions. These issuances were exempt from registration under Rule 144 of Regulation D of the Securities Act of 1933, as amended.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.7502 of the General Corporation Law of Nevada and Article VII of the Company's Articles of Incorporation permit the Company to indemnify its officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in the Company's best interests or not opposed to the Company's best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the corporation in which the officer or director was adjudged liable to the corporation or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.

                                    PART F/S

Financial Statements

The audited financial statements of the Company for the fiscal year ended September 30, 1999, with comparative figures to September 30, 1998 are attached hereto as pages F-1 to F-18. Effective April 14, 1999, the Company completed the acquisition of 100% of the outstanding common shares of Global in exchange for the issuance of 3,976,250 shares of common stock of the Company. Consequently, the consolidated statements of loss and deficit and changes in cash flows reflect the results from operations and changes in financial position of Global, the legal subsidiary, for the year ended September 30, 1999 combined with those of the Company, the legal parent, from the date of acquisition on April 14, 1999, in accordance with generally accepted accounting principles. In addition, the comparative figures are those of Global, the legal subsidiary. On October 15, 1999, the Company entered into an agreement to acquire all of the shares of Britt Minerals, Inc. Consequently, attached hereto as pages F-19 to F-25 are the audited financial statements for Britt Minerals, Inc. for the nine months ended September 30, 1999 with comparative figures for the period from June 12, 1998 (inception) to September 30, 1999.


                                    PART III

ITEM 1.  INDEX TO EXHIBITS

(A) Exhibits. Exhibits required to be attached are listed in the Description of Exhibits beginning on page 17 of this Form 10-SB under "Item 2. Description of Exhibits".



                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                DELTA INTERNATIONAL MINING  AND EXPLORATION INC.


Date:    March 1, 2000          By: "GARY L. BOYD"
                                    -----------------------
                                    Gary L. Boyd, President






                                By: "ROBERT E. MATHEWS
                                   -----------------------------------
                                   Robert E. Mathews,  Chief Financial
                                   Officer / Treasurer



ITEM 2.  DESCRIPTION OF EXHIBITS

             Exhibit           Page
             Number           Number      Document
             ------           ------      --------
               3.1                        Articles of Incorporation of the Company
               3.2                        Bylaws of the Company
               3.3                        Amendment to Articles of Incorporation of the Company
               4.1                        See Exhibits 3.1 and 3.2
              10.1                        Share Exchange Agreement
              10.2                        Acquisition Agreement for the Bolivian properties
              10.3                        Acquisition agreement for all the shares of Britt Minerals, Inc.
               21                         Subsidiaries of the Registrant
               27                         Financial Data Schedule



                 DELTA INTERNATIONAL MINING & EXPLORATION, INC.

                        (A Development Stage Enterprise)


                        CONSOLIDATED FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 1999 AND 1998


                                    CONTENTS

                                                                                  Page

                  1.1      Independent auditor's report                           F-1-2

                  1.2      Consolidated balance sheet                             F-3-4

                  1.3      Consolidated statement of operations                   F-5

                  1.4      Consolidated statement of stockholders' Equity         F-6

                  1.5      Consolidated statement of cash flows                   F-7-8

                  1.6      Notes to the consolidated financial statements         F-9-18


                        1.1 INDEPENDENTS AUDITOR'S REPORT



To the Board of Directors and Shareholders of Delta International Mining & Exploration, Inc.
(A Development Stage Enterprise)
Nevada



We have audited the accompanying consolidated balance sheet of Delta International Mining & Exploration, Inc. and subsidiary (A Development Stage Enterprise) as of September 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delta International Mining & Exploration, Inc. and subsidiary (A Development Stage Enterprise) as of September 30, 1999 and 1998 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

                                                         -----------------------
                                                         BERTHIN
                                                         AMENGUAL
                                                         & ASCOIADOS
                                                         -----------------------
                                                         pkf
                                                         worldwide
                                                         -----------------------
                                                         Pannell Kerr Forster



The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As reflected in the consolidated financial statements, the Company, has generated no revenues and has accumulated losses since inception of $ 1,455,622. These factors, among others, as discussed in Note 2, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                  BERTHIN AMENGUAL & ASOCIADOS
                                  Member Firm
                                  Pannell Kerr Forster - PKF International





                                                                       (Partner)
                                  Lic. Hugo Berthin Amengual
La Paz - Bolivia                  MAT. PROF. No. CAUB-0482
January 6, 2000                   RUC 2190931



                 DELTA INTERNATIONAL MINING & EXPLORATION, INC.

                        (A Development Stage Enterprise)

                         1.2 CONSOLIDATED BALANCE SHEET

                        AS OF SEPTEMBER 30, 1999 AND 1998

                                     ASSETS

                                                                                                     1998
                                                                                  1999            as restated
                                                                                    $                  $
                                                                                    -                  -
Current Assets

       Cash                                                                         16,762             37,149
       Accounts receivable                                                          24,220             10,043
       Advances receivable                                                         143,700             30,000
       Tax credit receivable                                                         1,390              1,023
       Prepaid expenses                                                                                 2,661
                                                                                ----------         ----------
       Total current assets                                                        186,072             80,876
                                                                                ----------         ----------
Non current assets

    Fixed assets
       Fixed assets - at cost                                                      294,040            294,000
       Accumulated depreciation                                                   (101,063)          (64,313)
                                                                                ----------         ----------
       Total non current assets                                                    192,977            229,687
                                                                                ----------         ----------
       Total assets                                                                379,049            310,563
                                                                                ==========         ==========




                                      F-3



                 DELTA INTERNATIONAL MINING & EXPLORATION, INC.

                        (A Development Stage Enterprise)

                         1.2 CONSOLIDATED BALANCE SHEET

                        AS OF SEPTEMBER 30, 1999 AND 1998

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                                      1998
                                                                                   1999            as restated
                                                                                     $                  $
                                                                                     -                  -
Current liabilities

       Shareholder loans                                                           250,000            250,000
       Interest payable                                                             35,847             10,811
       Accounts payable                                                             41,023                  -
                                                                                ----------         ----------
       Total liabilities                                                           326,870            260,811
                                                                                ----------         ----------
Minority interest                                                                                           1
                                                                                                           --

Stockholders' equity

       Common stock, $ 0.001 par value; 20,000,000 shares
        authorized; issued and outstanding at September 30,
        1999 - 4,764,250 shares; 1998 - 4,059,250 shares                             4,765              4,060
       Additional paid -in capital                                               1,585,036          1,181,191
       Receivable from stockholders'                                               (82,000)
       Deficit accumulated during the development stage                         (1,455,622)        (1.135.500)
                                                                                ----------         ----------
       Total stockholders' equity                                                   52,179             49,751
                                                                                ----------         ----------
       Total liabilities and stockholders' equity                                  379,049            310,563
                                                                                ==========         ==========


The accompanying notes are an integral part of the financial statements.



                 DELTA INTERNATIONAL MINING & EXPLORATION, INC.

                        (A Development Stage Enterprise)

                    1.3 CONSOLIDATED STATEMENT OF OPERATIONS

       FOR THE YEARS ENDED SEPTEMBER 30, 1999 AND 1998 AND FOR THE PERIOD
                      FROM INCEPTION TO SEPTEMBER 30, 1999

                                                                                                    From
                                                                                                Inception to
                                                                                   1998       September 30,1999
                                                                    1999        as restated      as restated
                                                                      $              $                  $
                                                                      -              -                  -
         INCOME

              Financial income                                         69              660             1,928
                                                               ----------       ----------      ------------

         EXPENSES

              Wages and salaries                                  170,282          459,000           643,782
              Professional fees                                    22,521           71,440            93,961
              Financial expenses                                   29,353           21,874            52,540
              Exploration expenses                                 50,415          179,385           606,943
              Administrative expenses                              47,620           12,724            60,344
                                                               ----------       ----------      ------------
                                                                  320,191          744,423         1,457,570
                                                               ----------       ----------      ------------
         Loss before minority interest                           (320,122)        (743,763)       (1,455,642)

         Minority Interest                                                              20                20
                                                               ----------       ----------      ------------
         Net loss                                                (320,122)        (743,743)       (1,455,622)
                                                               ==========       ==========      ============

         Basic and Diluted Net Loss per share                      (0.01)           (0.20)            (0.41)
                                                                      ===              ===               ===

         Shares used calculating basic and diluted
         Net loss per share                                     4,548,417        3,648,250         3,519,320
                                                               ==========       ==========      ============


The accompanying notes are an integral part of the financial statements.



                                                  DELTA INTERNATIONAL MINING & EXPLORATION, INC.

                                                         (A Development Stage Enterprise)

                                                1.4 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY



                                                                               Deficit
                                                                             Accumulated                      Total
                                              Common Stock       Additional     During      Receivable   stockholders
                                              ------------        paid in     Development      from         Equity    Comprehensive
                                          Shares        Amount    Capital        Stage     Stockholders'   (deficit)   income (loss)
                                          ------        ------    -------        -----     -------------  ------------ -------------
Issuance of common stock for cash         237,500  $       238  $   224,701   $         -   $         -   $   224,939  $         -

Issuance of common stock for Dredging
Equipment                               2,940,000        2,940      291,060             -             -       294,000            -
Net loss                                        -            -            -      (391,757)            -      (391,757)    (391,757)
                                      -----------  -----------  -----------   -----------   -----------   -----------  -----------
Balances, September 30, 1997            3,177,500        3,178      515,761      (391,757)            -       127,182            -


Issuance of common stock for cash         824,750          825      287,387             -             -       288,212

Issuance of common stock for services      57,000           57       45,543             -             -        45,600            -
Options granted to officers                     -            -      332,500             -             -       332,500            -
Net loss                                        -            -            -      (743,743)            -      (743,743)    (743,743)
                                      -----------  -----------  -----------   -----------   -----------   -----------  -----------
Balances, September 30, 1998            4,059,250        4,060    1,181,191    (1,135,500)            -        49,751


Issuance of common stock for cash
and receivable from stockholders'         705,000          705      403,845             -       (82,000)      322,550            -
Net loss                                        -            -            -      (320,122)            -      (320,122)    (320,122)
                                      -----------  -----------  -----------   -----------   -----------   -----------  -----------
Balances, September 30, 1999            4,764,250  $     4,765  $ 1,585,036   $(1,455,622)  $   (82,000)  $    52,179
                                      ===========  ===========  ===========   ===========   ===========   ===========


The accompanying notes are an integral part of the financial statements.



                 DELTA INTERNATIONAL MINING & EXPLORATION, INC.

                        (A Development Stage Enterprise)

                    1.5 CONSOLIDATED STATEMENT OF CASH FLOWS

     FOR THE YEAR ENDED SEPTEMBER 30, 1999 AND 1998 AND FOR THE PERIOD FROM

                         INCEPTION TO SEPTEMBER 30, 1999

                                                                                               From inception
                                                                                              to September, 30
                                                                     1999          1998             1999
                                                                       $             $                $
                                                                       -             -                -
Cash flows from operating activities

Net loss as restated                                                 (320,122)    (743,743)       (1,455,622)

Adjustments to reconcile net loss to net cash (used)
 by operating activities:
       Stock issued for services                                                    45,600            45,600
       Non cash stock compensation                                                 332,500           332,500

       Depreciation                                                    36,750       24,938           101,063
       Interest payable                                                25,036       10,811            35,847
       Minority interest                                                    1         (20)

       Changes in certain other accounts:
       Accounts receivable                                            (14,178)      (9,326)          (24,220)
       Tax credit receivable                                             (368)      (1,023)           (1,390)
       Prepaid expenses                                                 2,661       (2,661)
       Accounts payable                                                41,023                         41,023
                                                                   ----------    ---------         ---------
Net cash (used) by operating activities                              (229,197)    (342,924)         (925,199)
                                                                   ----------    ---------         ---------
Cash flows from investing activities

       Fixed assets                                                       (40)                           (40)
       Advances receivable                                           (113,700)     (30,000)         (143,700)
                                                                   ----------   ----------       -----------
Net cash (used) by investing activities                              (113,740)     (30.000)         (143,740)
                                                                   ----------   ----------       -----------





                 DELTA INTERNATIONAL MINING & EXPLORATION, INC.

                        (A Development Stage Enterprise)

                    1.5 CONSOLIDATED STATEMENT OF CASH FLOWS

     FOR THE YEAR ENDED SEPTEMBER 30, 1999 AND 1998 AND FOR THE PERIOD FROM

                         INCEPTION TO SEPTEMBER 30, 1999

                                                                                               From inception
                                                                                              to September, 30
                                                                     1999          1998             1999
                                                                       $             $                $
                                                                       -             -                -
Cash flows from financing activities

       Shareholder loans                                                           250,000           250,000
       Proceeds from the issuance of Common Stock                     322,550      288,212           835,701
                                                                   ----------   ----------      ------------
Net cash provided by financing activities                             322,550      538,212         1,085,701
                                                                   ----------   ----------      ------------
Net increase (decrease) in cash                                       (20,387)     165,288            16,762
Cash at beginning of year and period                                   37,149     (128,139)                -
                                                                   ----------   ----------      ------------
Cash at  end of year and period                                        16,762       37,149            16,762
                                                                   ==========   ==========      ============

Supplemental disclosure of cash flow information
Interest paid                                                               -       10,908            10,908
                                                                           ==        =====            ======

Supplemental  disclosures of non cash activities:
Dredging equipment acquired in exchange for
Common Stock                                                                -            -           294,000
                                                                           ==           ==           =======


The accompanying notes are an integral part of the financial statements.

                 DELTA INTERNATIONAL MINING & EXPLORATION, INC.

                        (A Development Stage Enterprise)

               1.6 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 1999 AND 1998


NOTE 1   ORGANIZATION AND BUSINESS

         Delta International Mining & Exploration Inc. ("Delta" or the "Company") is incorporated under the laws of Nevada and its principal business activity is mineral property exploration and development.

         Effective April 19, 1999, Delta and Global Gold Inc. (a Bahamian Corporation) executed their business combination agreement. Delta issued 3,976,250 common shares to the shareholders of Global Gold in consideration for all of the issued and outstanding common shares of Global Gold on the basis of one common share of Delta for each common share of Global Gold. As the former shareholders of Global Gold obtained effective control of the Company through the share exchange, this transaction has been accounted for in these financial statements as a reverse acquisition and the purchase method of accounting has been applied. Under reverse acquisition accounting, Global Gold is considered to have acquired Delta with the results of Delta's operations included in the consolidated financial statements from the date of acquisition. Global Gold is considered the continuing entity and consequently, the amounts prior to April 19, 1999 are those of Global Gold. Global Gold has a wholly owned Bolivian subsidiary, Global Gold Inc., S.A. Prior to the date of the business combination Delta had no operations.

         All share and per share information in these financial statements reflect:

         a) The Consummation of the business combination agreement whereby shares and options issued by Global Gold Inc. were exchanged for shares of the Company's Common stock and options to purchase shares of the Company's Common stock, and

         b) A change in the par value of Common stock from $0.10 per share to $0.001 per share.


NOTE 2   FINANCIAL CONDITION

         The financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.

         As shown in the consolidated financial statements, to date, the Company has generated no revenues and has accumulated losses since inception of $ 1,455,622. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on its ability to generate future profitable operations and receive continued financial support from its shareholders and other investors.


NOTE 3   SIGNIFICANT ACCOUNTING POLICIES

         Basis of presentation and consolidation

         The Consolidated financial statements of Delta International Mining & Exploration, Inc. a development stage enterprise includes the accounts of the Company and its wholly owned subsidiary and are prepared according to generally accepted accounting principles in the United States. All significant intercompany transactions and balances have been eliminated in consolidation.

         Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

         Machinery and equipment and depreciation

         Machinery and equipment are valued at cost.

         Machinery and equipment depreciation is calculated by applying an annual rate of 12.5% starting in the month of purchase using the straight line method. This rate is intended to amortize the cost of assets over their estimated useful life.

         Fiscal Year

         The Company ends its fiscal year on September 30.

         Foreign currency translation

         Assets and liabilities of Global Gold Inc. S.A. are translated into U.S. dollar equivalents at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the period. The related translation adjustments are reflected in stockholder's equity. Foreign currency gains or losses resulting from transactions are included in results of operations.

         Employee stock option plans

         The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"). Accounting for Stock Based Compensation". As permitted by SFAS 123, the Company has elected to continue to account for its employee stock option plan in accordance with the provisions of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25). Under APB 25, when the exercise price of the Company's employee stock options is less than the market price of the underlying shares of the date of grant, compensation expense is recognized.

         Accounting for income taxes

         The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

         Net loss per share

         Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per common share was the same as basic net loss per common share for all periods presented since the effect of any potentially dilutive securities is excluded as they are anti-dilutive because of Delta's net losses.

         Mineral properties

         The Company owns interest in mineral properties (Note 4), is in the process of exploring and developing mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

         The recoverability of mineral properties is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties, future profitable production or proceeds from the disposition of the mineral properties and the Company's ability to complete its obligations.

         Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all the mineral properties to which it has an option to acquire an interest and, to the best of its knowledge, title to all of these properties is in good standing. The properties in which the Company has committed to earn an interest are located in Bolivia, South America and the Company is therefore relying on title opinion by legal counsel who are basing such opinions on the laws of Bolivia.

         Exploration costs

         In order to comply with directives from the Securities and Exchange Commission (SEC) with respect to accounting for exploration expenditures, the Company has expensed all costs associated with the exploration of properties in which the Company holds options to acquire an interest.

         Financial instruments

         The fair values of cash and accounts payable and accrued liabilities approximate their carrying values due to the relatively short periods to maturity of these instruments. It is not possible to determine the fair value of amounts due to shareholders as a maturity date is not determinable. The maximum credit risk exposure for all financial assets is the carrying amount of that asset.

         Recently issued accounting standards

         In June 1997, the Financial Accounting Standards Board (FASB) adopted SFAS No. 130 "Reporting Comprehensive Income", which requires an enterprise to report by major components and as a single total, the change in net assets during the period from non owner sources Delta adopted this statement during the year ended September 30, 1998.

         In February 1998, the FASB adopted SFAS 132, "Employers" Disclosures About Pensions and Other Postretirement Benefits, an Amendment of FASB Statements No. 87, 88, and 106, which revises employers, disclosures about pension and other postretirement benefit plans. This statement does not change the measurement or recognition of those plans, but standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures. Delta adopted this statement during the year ended September 30, 1998 and such adoption did not affect the accompanying financial statements.

         In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 provides guidance for an enterprise on accounting for the costs of computer software developed or obtained for internal use. Delta adopted this statement during the year ended September 30, 1998, and such adoption did not affect the accompanying financial statements.

         In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities", which requires companies to expense the costs of start-up activities and organization costs as incurred. Delta adopted this statement during the year ended September 30, 1998, and such adoption did not affect the accompanying financial statements.

         In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. Delta will adopt this statement for its fiscal year ending September 30, 2001. Management has not fully assessed the implications of adopting this new standard.


NOTE 4   MINERAL PROPERTIES

         The Company has interests in the following properties:

         Charles Concession

         Delta's subsidiary Global Gold Inc., S.A., has acquired by staking a 100% interest in the Charles concessions (the "Illimani Property") located approximately 65 kilometers by gravel road east of La Paz, Bolivia.

         Independencia Concessions

         Global Gold Inc. S.A. has acquired by staking a 100% interest in the Independencia Concessions which encompass an area of 3,275 hectares or 7,860 acres and are located approximately 100 kilometers directly south east of La Paz in the department of Cochabamba.

         Robert Property

         Global Gold Inc., S.A. has also acquired by staking a 100% interest in the Robert Property located 80 kilometers south of La Paz, Bolivia. The property is 1550 hectares.

         The Company has expensed all costs of acquiring its interest in the above properties.


NOTE 5   CASH

         The composition of this account as of September 30, 1999 and 1998, are as follows:

                                                                                        1999           1998
                                                                                          $             $
                                                                                          -             -
                  Delta International Mining & Exploration, Inc.                        11,649         25,750
                  Global Gold Inc. S.A.                                                  5,113         11,399
                                                                                      --------      ---------
                                                                                        16,762         37,149
                                                                                      ========      =========

NOTE 6   ACCOUNTS RECEIVABLE

         The composition of this account, is as follows:

                                                                           1999                1998
                                                                             $                   $
                                                                             -                   -
                  Officers                                                 4,089                4,690
                  Employees                                               20,131                5,353
                                                                        --------             --------
                                                                          24,220               10,043
                                                                        ========             ========


NOTE 7   ADVANCES RECEIVABLE

         The balance of this account as of September 30, 1999 $ 143,700, corresponds to advances from Delta International Mining & Exploration, Inc. to Britt Minerals, a Montana Corporation (See Note 13).


NOTE 8   FIXED ASSETS

         The composition of this account as of September 30, 1999 and 1998, is as follows:

         As of September 30, 1999

                                                                           Accumulated         Net
                                                             Cost         Depreciation        Value
                                                               $                $               $
                                                               -                -               -

                  Dredging equipment                         294,000          101,063         192,937
                  Furniture                                       40                -              40
                                                          ----------       ----------      ----------
                                                             294,040          101,063         192,977
                                                          ==========       ==========      ==========

         As of September 30, 1998

                                                                           Accumulated         Net
                                                             Cost         Depreciation        Value
                                                               $                $               $
                                                               -                -               -
                  Dredging equipment                         294,000           64,313         229,687
                                                             =======           ======         =======

NOTE 9   SHAREHOLDER LOANS AND INTEREST PAYABLE

         The composition of this account as of September 30, 1999 and 1998, is as follows:

                     Date           Due                                               Accrued Interest
                    issued         date                         Loan               1999            1998
                    ------         ----                         ----               ----            ----
                  02.02.98      02.02.02                  $     100,000       $    11,611       $  1,611
                  15.03.98      15.03.02                        100,000            16,417          6,417
                  13.04.98      13.04.02                         50,000             7,819          2,783
                                                          -------------       -----------    -----------
                                                                250,000            35,847         10,811
                                                          =============       ===========    ===========


         The amount due to shareholders is unsecured and with interest payable at the rate of 12% per annum for the initial six months of the term of the loan and thereafter at the rate of 10% per annum. The amount due to shareholders is convertible into shares of the Company at the current market price at the date of conversion.

NOTE 10  ACCOUNTS PAYABLE

         The composition of this account, is as follows:

                                                                                September 30,
                                                                           1999             1998
                                                                           ----             ----
                                Officers                               $     13,723         $     -
                                Others                                       27,300               -
                                                                       ------------         -------
                                                                       $     41,023         $     -
                                                                       ============         =======


NOTE 11  STOCK OPTIONS

         In February 1998, the Company granted 475,000 options at an excercise price of $0.10 per share to two officers for services performed. The options vested immediately and have no expiration date. For the fiscal year ended September 30, 1998 the Company recorded compensation expense of $ 332,500 in connection with the options granted.

         At September 30, 1999 no stock options have been excercised.

         As discussed in Note 3, Delta accounts for its stock - based awards using the intrinsic value method in accordance with APB 25.

         Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", (SFAS 123) requires the disclosure of pro forma net income and earnings per share as if Delta had adopted the fair value method as of the beginning of the period ended September 30, 1998. Delta calculations were made using the minimum value method with the following weighted average assumptions: expected life 60 months following the grant date; risk free interest rates of 6% in 1998; and no dividends during the expected term. The pro-forma amounts are not materially different from the amounts reported by Delta.

NOTE 12  INCOME TAXES

         Substantially all losses incurred by Delta has been incurred by its subsidiary in Bolivia. At September 30, 1999 Delta has $ 732.064 in net operating losses available to offset future taxable income in its Bolivian subsidiary. The net operating losses may be carried forward for an unlimited number of years until utilized to fully offset income.

         A valuation allowance to the deferred tax asset for the benefit of these net operating loss carry forward has been established due to lack of operating history combined with risks and uncertainties surrounding Delta's ability to generate future taxable income.


NOTE 13  SUBSEQUENT EVENT


         - Issued 600,000 shares of Common Stock pursuant to an agreement in writing dated October 15, 1999 with the shareholders of Britt Minerals, Inc. Pursuant to the agreement, the Company acquired all of the shares of Britt Minerals, Inc. The consideration for the transfer was the issuance of 600,000 shares of Common Stock of the Company. Further, the vendors shall receive a gross overriding royalty of 1,5% of the value of all diamonds produced from the properties. Britt Minerals, Inc. is the registered holder of 9 diamond exploration properties in Montana covering approximately
              4.158 acres. The vendors of the shares of Britt Minerals, Inc. are Peter Ellsworth and Gary Carlson.

         - Issued 300,000 shares of Common Stock to Front Range Exploration Corporation pursuant to an agreement that was formalized in writing on October 15, 1999. Pursuant to this agreement, in consideration of Front Range Exploration Corporation locating mineral properties of merit in South America, the Company agreed to issue 300,000 shares and has granted a gross overriding royalty of 2% of the value of all diamonds produced from properties located by Front Range Exploration Corporation.

NOTE 14  THE YEAR 2000 ISSUE (unaudited)

         The year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations.

         It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                              BRITT MINERALS, INC.
                          (A Development Stage Company)

                       FINANCIAL STATEMENTS AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                               SEPTEMBER 30, 1999

GALUSHA                            127 East Front, Suite 301, Missoula, MT 59802
HIGGINS &                                      P.O. Box 8867, Missoula, MT 59807
GALUSHA                                                     Phone (406) 728-1800

                                                              Fax (406) 542-8758

--------------------------------------------------------------------------------
A PROFESSIONAL CORPORATION OF                                    www.ghg-cpa.com
CERTIFIED PUBLIC ACCOUNTANTS



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

      Board of Directors
      Britt Minerals, Inc.
      Missoula, Montana

      We have audited the accompanying balance sheet of Britt Minerals, Inc. (a development stage company) as of September 30, 1999 and the related statements of operations, stockholders' equity and cash flows for the 9 months then ended and for the period from June 12, 1998 (inception) to September 30, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Britt Minerals, Inc. as of September 30, 1999, and the results of its operations and its cash flows for the 9 months then ended and from June 12, 1998 (inception) to September 30, 1999, in conformity with generally accepted accounting principles.

      GALUSHA HIGGINS & GALUSHA, PC
      Missoula, Montana
      December 13, 1999

          Billings o Bozeman o Havre o Helena o Missoula o Idaho Falls

                              BRITT MINERALS, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                               SEPTEMBER 30, 1999

                                     ASSETS

CURRENT ASSETS
    Cash                                                              $   1,329

    Mineral properties
                                                                             --
                                                                      ---------

                                                                      $   1,329
                                                                      =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Advances payable                                                   $ 143,700
                                                                      ---------


STOCKHOLDERS' EQUITY
Capital stock, 50,000 shares authorized, par value,
    200 shares issued and outstanding                                       200
Deficit accumulated during
    the development stage                                              (142,571)
                                                                      ---------

                                                                       (142,571)
                                                                      ---------

                                                                      $   1,329
                                                                      =========

   The accompanying notes are an integral part of these financial statements.

                              BRITT MINERALS, INC.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS
                  FOR THE 9 MONTHS ENDED SEPTEMBER 30, 1999 AND
             FOR THE PERIOD FROM JUNE 12, 1998 (DA TE OF INCEPTION)
                              TO SEPTEMBER 30, 1999

                                                             From Inception
                                   9 months Ended            (June 12,1998)
                                 September, 30,1999         September 30,1999
                                 ------------------         -----------------

REVENUES                               $     --                   $     --

EXPENSES
   Geological Exploration                27,022                     41,221
   Contract services                      4,632                     28,801
   Field expense and supplies               729                     13,305
   General and administrative               285                        333
   Claim fees                            25,983                     53,482
   Professional fees                        746                        746
   Memberships                            1,000                      1,000
  Travel and promotion                    2,229                      2,229
   Publications                           1,454                      1,514
                                       --------                   --------

  Total expenses                         64,080                    142,631

OTHER INCOME - Interest                      60                         60
                                       --------                   --------

NET LOSS                               $ 64,020                   $142,571
                                       ========                   ========


    The accompanying notes are an integral part of these financial statements

                              BRITT MINERALS, INC.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
                  FOR THE 9 MONTHS ENDED SEPTEMBER 30, 1999 AND
              FOR THE PERIOD FROM JUNE 12, 1998 (DATE OF INCEPTION)
                              TO SEPTEMBER 30, 1999

                                                                                        From Inception
                                                               9 months Ended         (June 12, 1998) to
                                                             September 30, 1999        September 30,1999
                                                             ------------------        -----------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Cash spent on mineral property exploration                    $ (53,005)               $ (94,703)
     Cash paid to suppliers and management                           (11,075)                 (47,928)
                                                                   ---------                ---------

     Net cash flows used in operating activities                     (64,080)                (142,631)
                                                                   ---------                ---------


CASH FLOWS FROM INVESTING ACTIVITIES
     Interest earnings                                                    60                       60
                                                                   ---------                ---------

CASH FLOWS FROM FINANCING ACTIVITIES
     Issuance of capital stock                                            --                      200
     Note proceeds received                                           68,800                  143,700
                                                                   ---------                ---------

        Net cash flows from financing activities                      68,800                  143,900
                                                                   ---------                ---------


NET INCREASE IN CASH                                                   4,780                    1,329

CASH - Beginning of period                                            (3,451)                      --
                                                                   ---------                ---------

CASH - End of period                                               $   1,329                $   1,329
                                                                   =========                =========



   The accompanying notes are an integral part of these financial statements.

                              BRITT MINERALS, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Nature of Operations. Britt Minerals, Inc. (the company) is incorporated under the laws of the State of Nevada and its principal business activity is mineral property exploration and development.

          The company, through mineral property option agreements is in the process of exploring and developing mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

          Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The company has investigated title to all of the mineral properties to which it has an option to acquire an interest and, to the best of its knowledge, title to all of these properties is in good standing.

          Going Concern. These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. As shown in the financial statements to date, the company has generated no revenues and has cumulative losses since inception of $142,571. The company's ability to continue as a going concern is dependent on its ability to generate future profitable operations and receive continued financial support from its shareholders and other investors.

          Cash and Cash Eguivalents. For purposes of the statement of cash flows, the company considers all-highly liquid debt instruments-purchased with a maturity of three months or less when purchased to be cash equivalents.

          Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

          Exploration Costs. In order to comply with directives from the Securities and Exchange Commission ("SEC") with respect to accounting for exploration expenditures, the company has expensed all costs associated with the exploration of properties in which the company holds options to acquire an interest.

          s Corporation Income Tax Status. The company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. I n lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.
                                                                      -Continued

                              BRITT MINERALS, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999

NOTE B ADVANCES PAYABLE

          Britt Minerals received advances totaling $143,700 since inception through September 30, 1999. These advances were received from Global Gold, Inc., a subsidiary of Delta International Mining and Exploration, Inc. (Delta), a Nevada Corporation.

          Subsequent to September 30, 1999, Britt Minerals was acquired by Delta. As a condition of this transaction, these notes have been eliminated (see Note C).

NOTE C SUBSEQUENT EVENT -SALE OF BRITT MINERALS, INC,

         On October 15, 1999,100% of the outstanding shares of Britt Minerals were sold to Delta. As consideration for the sale both of Britt Minerals' shareholders received 300,000 shares in Delta. In addition, Delta granted the shareholders a mineral royalty of 2% of all diamonds recovered from the properties.

         As described in Note B, at the date of sale, Britt had outstanding advances payable to Global Gold, Inc. of $143,700 which were eliminated after the sale to Delta.
                                                                      -Concluded